[Cadwalader, Wickersham & Taft LLP Letterhead]

November 17, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:		Christina Chalk, Senior Special Counsel

	Re:	Puma Biotechnology, Inc.
PRRN14A filed November 10, 2015
Filed by Fredric N. Eshelman, James M. Daly, Seth A. Rudnick
and Kenneth B. Lee, Jr.
File No. 1-35703

Dear Ms. Chalk:

We are writing on behalf of Dr. Fredric N. Eshelman, Pharm.D. (“Dr. Eshelman”), in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 16, 2015 (the “Comment Letter”), with respect to Dr. Eshelman’s solicitation of consents from the stockholders of Puma Biotechnology, Inc. (“Puma” or the “Company”) to increase the size of Puma’s board of directors (the “Board”) from five (5) to nine (9) directors and to elect himself and three (3) other nominees to the Board.

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary consent statement on Schedule 14A (the “Second Revised Preliminary Consent Statement”) with the Commission. The Second Revised Preliminary Consent Statement reflects revisions made to the preliminary consent statement on Schedule 14A filed on October 28, 2015, as revised on November 10, 2015, in response to the comments of the Staff and the updating of other information. Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Second Revised Preliminary Consent Statement.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

1.	Refer to your response to comment 2 in our prior comment letter dated November 6, 2015. Confirm that the revised consent statement will contain the web site address where your proxy materials will be posted.

In response to the Staff’s comment, we confirm that the Second Revised Consent Statement will contain the web site address where the proxy materials will be posted and have revised the disclosure in “Important Information Regarding the Consent Solicitation” on page iii and in “Important Notice Regarding the Availability of This Consent Solicitation” on page 35 of the Second Revised Preliminary Consent Statement.

Background and Reasons for the Solicitation, page 5

2.	Briefly summarize the email and phone discussions between July 23, 2015 and September 10, 2015 concerning your Initial 220 Request referenced in the first paragraph on page 7 of the consent statement.

In response to the Staff’s comment, we have revised the disclosure in “Background and Reasons for the Consent Solicitation” on page 7 of the Second Revised Preliminary Consent Statement.

3.	Refer to the fourth paragraph on page 13 of the consent statement. Revise to restate as a belief the assertion regarding Mr. Eshelman’s level of ownership in the Company.

We respectfully refer the Staff to Section 220 of the DGCL, which does not impose any level of ownership requirement on stockholders requesting the information subject to Dr. Eshelman’s Initial 220 Request or Second 220 Request. See, Balotti and Finkelstein, 1 DEL. LAW OF CORPS. & BUS. ORGS., § 7.41 Eligibility of Stockholder to Demand Inspection, (2015) (“there is no statutory limitation on the right of the holders of a minimum percentage of stock” before a stockholder can demand inspection under Section 220). The statements regarding Dr. Eshelman’s level of ownership in the Company in paragraph 4 of page 13 of the Second Revised Consent Statement are accurate under Delaware Law and characterizing such assertions as mere beliefs would render them misleading. Accordingly, we have not revised these statements.

4.	Explain why you made the Second (and substantively different) 220 Request.

In response to the Staff’s comment, we have revised the disclosure in “Background and Reasons for the Consent Solicitation” on page 13 of the Second Revised Preliminary Consent Statement.

5.	Supplementally provide a copy of the pleadings in the lawsuit filed by Mr. Eshelman and referenced on page 18 of the consent statement.

On November 12, counsel for Dr. Eshelman withdrew Dr. Eshelman’s request for an expedited scheduling conference concerning the Second 220 Request based on the Company’s commitment to provide all materials requested in the Second 220 Request, with some information provided to Dr. Eshelman on November 12 and the rest to be provided very promptly. Dr. Eshelman reserved his right to renew that request for a scheduling conference if it becomes necessary. We confirm that we will provide copies of the complaint and ancillary documents to the Commission under separate cover.

*    *    *

In connection with these responses to the Staff’s comments, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	no filing person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing responses address your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact Richard M. Brand at (212) 504-5757 at Cadwalader, Wickersham & Taft LLP.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc: Fredric N. Eshelman